Second Amendment
                                       To
                Dividend Disbursing and Transfer Agent Agreement


This Second Amendment to Dividend Disbursing and Transfer Agent Agreement ("Second Amendment"), made, entered and effective this 17th day of September, 2002, by and between The Nottingham Investment Trust II, a Massachusetts business trust (the "Trust"), and NC Shareholder Services, LLC, a North Carolina limited liability company (the "Transfer Agent").

WHEREAS, pursuant to that certain Dividend Disbursing and Transfer Agent Agreement ("Agreement") dated September 23, 1998, as amended on December 1, 2000, between the Trust and the Transfer Agent, the Trust retained the Transfer Agent to provide certain dividend disbursing, transfer agent and shareholder services to the Trust in the manner and on the terms set forth therein; and

WHEREAS, the Trust and the Transfer Agent wish to modify and amend the Agreement to add a new series of the Trust to the Agreement.

NOW, THEREFORE, in consideration of the premises and mutual covenants contained in this Second Amendment and intending to be legally bound, the Trust and the Transfer Agent agree as follows:

     1. Addition of New Series. The Agreement is hereby modified and amended by adding the following new series of the Trust to Agreement:

          "The Brown Capital Management Mid-Cap Fund"

     2. Other. Except as expressly modified or amended herein, all other terms and provisions of the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Second Amendment to be duly signed as of the day and year first above written.

Trust:

THE NOTTINGHAM INVESTMENT TRUST II

By: /s/ Jack E. Brinson

Name: Jack E. Brinson

Title: Chairman


Transfer Agent:

NC SHAREHOLDER SERVICES, LLC

By: /s/ John D. Marriott, Jr.

Name:   John D. Marriott, Jr.

Title:  Managing Director